Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: July 12, 2021

SOLID POWER Employee Town Hall July 12, 2021

Cautionary Statement Regarding Forward-Looking Statements The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, Inc. (“Solid Power”), DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information and Where to Find It In connection with the proposed business combination, Decarbonization Plus Acquisition Corporation III (“DCRC”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this document. Participants in Solicitation DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. 3

Overview •    Executive Summary • Equity Award Overview & Treatment in Proposed Transaction • General U.S. Income Tax Considerations 4

Executive Summary 5

Executive Summary—Proposed Transaction •    On June 15, 2021, Solid Power, Inc. entered into a Business Combination Agreement and Plan of Reorganization with Decarbonization Plus Acquisition Corporation III (a special purpose acquisition company) (“DCRC”), pursuant to which Solid Power will become a publicly listed company (the proposed transaction or “Merger”) • Shares of Class A common stock of the newly combined company are expected to be listed on NASDAQ with the ticker symbol “SLDP” 6

Executive Summary – Equity Award Treatment •    Assumption of Equity Awards – Upon closing of the proposed transaction, each outstanding Solid Power option will be converted into an option to purchase DCRC Class A Common Stock • Terms of Converted Equity Awards • Number of Shares Covered by Award—Options will be converted into DCRC options based on an exchange ratio that will be determined based on the consideration received by the holders of Solid Power Common Stock in the proposed transaction (the “Exchange Ratio”). See below for further details • Other Terms—Vesting and other terms of options will generally remain the same 7

Executive Summary – Exchange Ratio •    Determination of Exchange Ratio – The Exchange Ratio for options will be the same exchange ratio used to determine the quantity of DCRC Class A common shares that each share of Solid Power Common Stock will be converted into in connection with the proposed transaction. • Timing of Determination—The Exchange Ratio will not be known until closer to the closing, and will fluctuate based on several factors, including the following: • The number of outstanding securities of Solid Power (including outstanding Solid Power capital stock, options, and warrants) as of immediately prior to the closing of the proposed transaction 8

Executive Summary—Tax Implications •    Tax Liability: The conversion of Solid Power options into DCRC options will not, in itself, trigger tax liabilities • ISO Status: For incentive stock options (“ISOs”), conversion intended to allow options to continue as ISOs • You should consult with your own tax adviser regarding your options before exercise to better understand the tax consequences of any issuance and subsequent disposition of shares 9

Executive Summary – Exercise & Trading Pre-Close: •    Holders of Solid Power options can continue to exercise vested options for Solid Power Common Stock before closing Post-Close: • Assumed Solid Power options will become exercisable (when vested) for DCRC shares, as adjusted pursuant to the Merger Agreement • Trading Restrictions: • Lock-up period contemplated by DCRC’s bylaws for 180 days post-closing subject to certain accelerating events • Other trading restrictions will apply (for example, blackout periods) 10

Equity Award Overview & Treatment in Proposed Transaction 11

Solid Power Options – a Quick Review •    Options generally give you the ability to buy shares at a fixed exercise price for a specified period of time, subject to vesting and other criteria • Options to purchase shares of Solid Power Common Stock were granted under Solid Power’s 2014 Equity Incentive Plan and an award agreement under the plan 12

Solid Power Option Treatment in the Merger •    If you hold Solid Power options that are outstanding and unexercised immediately before the Merger closes, those Solid Power options will be assumed by DCRC (“Assumed Options”) • Assumed Options • Cover DCRC Class A common shares rather than shares of Solid Power Common Stock • The number of DCRC Class A common shares subject to the Assumed Option will be adjusted from the number of shares of Solid Power Common Stock subject to Solid Power option • The per share exercise price of the Assumed Option will be adjusted from the per share exercise price that applied to Solid Power option • Other terms and conditions generally remain the same as the corresponding Solid Power option immediately before being assumed, including vesting 13

Solid Power Options—Adjustments Based on Exchange Ratio •    Number of DCRC Class A shares under the Assumed Option is equal to: • Number of Solid Power shares subject to the corresponding Solid Power option immediately before the Merger closed, multiplied by • The Exchange Ratio • Any resulting fractional share is rounded down to the nearest whole share • Per Share Exercise Price of the Assumed Option is equal to: • Per share exercise price of the corresponding Solid Power option immediately before the Merger closed, divided by • The Exchange Ratio • Any resulting fractional cent is rounded up to the nearest whole cent • The Exchange Ratio for options will be the same exchange ratio used to determine the quantity of DCRC Class A common shares that each share of Solid Power Common Stock will be converted into in connection with the proposed transaction. 14

Solid Power Option Assumption Example •    Assume the following hypothetical example • Solid Power option Outstanding at Closing • Options to acquire 1,000 shares of Solid Power Common Stock • Per share exercise price of $0.1012 • Aggregate exercise price of $101.20 • Exchange Ratio of 3.2 Option to purchase 1,000 Solid Power shares x Exchange Ratio of 3.2 = option to purchase 3,200 DCRC shares Exercise Price per share of $0.1012 divided by option Exchange Ratio of 3.2 = exercise price per DCRC share equal to $0.04 and $128.00 in the aggregate upon exercise of 3,200 options) • Fractional share rounded down, fractional cent rounded up This illustrative example reflects several assumptions, including that the number of outstanding securities of Solid Power will not change prior to the closing. These amounts will not be determined until closer to the closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio. 15

General U.S. Income Tax Considerations 16

Important Notice •    Neither Solid Power nor any of its representatives is offering tax planning or tax advice. • This Appendix provides a brief summary of certain matters relating to the potential impact of U.S. federal income tax laws, as such laws were in effect on the date of this presentation, on certain equity awards granted to you by Solid Power. Neither Solid Power nor any of its representatives undertakes any obligation to update these materials. • This summary is not intended to be exhaustive and does not discuss the tax consequences in the event of your death or the provisions of any income tax laws of any municipality, state, or non-U.S. country in which you may reside. You should consult your own tax adviser regarding your unique situation. • This Appendix also does not cover a discussion of any shares of Solid Power stock that you may hold. • For actual terms of your equity awards, please refer to the paperwork for your equity awards, including the plan and award agreement under which they were granted. 17

Types of Options •    Two types of options for U.S. tax purposes • Incentive stock options (ISOs) • Nonstatutory stock options (NSOs) • ISOs and NSOs differ only in their tax effects, not in any other way • All Solid Power options granted to employees are intended to be ISOs to the maximum extent permitted by ISO tax rules • This discussion does not cover the tax treatment of NSOs • Note that it is possible for ISOs under certain circumstances to convert into NSOs • In all cases you should consult with your own tax adviser regarding your Solid Power options before exercise to better understand the tax consequences of any exercise and subsequent disposition of shares 18

Incentive Stock Options (ISOs) •    An ISO is an option that is eligible for more favorable tax treatment than other options • Key concepts: • No tax at grant • No tax at exercise • Unless alternative minimum tax (AMT) applies • Sale or other disposition of shares triggers income • Tax consequences at sale differ depending on if the disposition is “qualifying” or “disqualifying” • “Qualifying” = more favorable tax results • “Disqualifying” = not qualified for favorable tax results 19

Qualifying vs. Disqualifying Dispositions •    Applicable Holding Periods • More than 2 years from grant date of ISOs • More than 1 year from exercise of ISOs • Must meet both holding periods for qualifying disposition of ISOs • Failure to meet either of the holding periods results in disqualifying disposition of ISOs Example: Hold option for 9 years, then exercise and sell shares the same day – disqualifying disposition, because haven’t met both holding periods 20

Tax Results of Disposition Under ISOs •    Qualifying: • All gain is long-term capital gain in the year of sale • Disqualifying: • Tax in year of sale still, but - • Ordinary income on the spread at exercise between FMV at exercise over the exercise price; and • Capital gain on difference between sale price over exercise price (can be short or long term) • No tax at assumption of Solid Power option and conversion into Assumed Option 21

Questions?

SOLID POWER, INC.

FREQUENTLY ASKED QUESTIONS

STOCK OPTIONS

Important Information and Where to Find It

In connection with the proposed business combination, Decarbonization Plus Acquisition Corporation III (“DCRC”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, Inc. (“Solid Power”), DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

General

Q1:	Why am I receiving these FAQs?

A1:

You are receiving these FAQs because you may hold one or more outstanding stock options (“Company Options” or “Awards”) covering shares of Solid Power, Inc. (the “Company”) common stock (“Shares”) granted under the Solid Power, Inc. 2014 Equity Incentive Plan (the “2014 Plan,” or the “Equity Plan”). These FAQs provide brief answers to some commonly asked questions about your Awards and certain changes to Awards contemplated by the Merger (as defined below).

Please note that these FAQs discuss only certain key aspects of your Awards and the treatment of such Awards in connection with the Merger in general terms. The FAQs do not discuss the treatment of any Shares or other equity interests that you may hold, including any Shares that were issued to you as restricted shares or as a result of any previous exercise of any Company

Options. Additionally, if there is any difference between the discussion in these FAQs and the terms of the Merger Agreement or the Equity Plan and award agreement under which an Award is granted, then the terms of the Merger Agreement or Equity Plan or award agreement, as applicable, will govern. You should consult with your own tax adviser regarding your Company Options before exercise to better understand the tax consequences of any exercise and subsequent disposition of shares.

Q2:	Where do I find the award agreements applicable to my Awards?

A2:

If you hold Company Options, you previously received an award agreement pursuant to the Equity Plan under which the Award was granted as well as any other communications from the Company with regard to changes or adjustments (if any) to those Awards following grant.

If you have questions about your Award paperwork, please contact James Liebscher (james.liebscher@solidpowerbattery.com).

Q3:	What is the Merger?

A3:

As you may be aware, the Company is anticipated to become a publicly traded company, and the shares of the newly combined company is expected to be listed on the NASDAQ Capital Market under the new ticker symbol “SLDP” (the “Parent Shares”). To this end, we are combining with a special purpose acquisition company or a “SPAC” named Decarbonization Plus Acquisition Corporation III (Nasdaq: DCRCU, DCRC, and DCRCW) (“Parent”). While we have reached an agreement with Parent (the Business Combination Agreement and Plan of Reorganization dated as of June 15, 2021, by and among the Company, Parent and DCRC Merger Sub Inc. (such agreement, the “Merger Agreement,” and the transactions contemplated under it, the “Merger”)), the Merger remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Parent’s shareholders. The date that the Merger actually closes (the “Closing”) will be the “Closing Date,” and the time that the Merger is completed generally is referred to as the “Effective Time.”

Company Options

Q4:	What happens to my Company Options before the Merger?

A4:	Up through the Effective Time, each outstanding Company Option will continue to vest according to the terms of the applicable grant.

Q5:	What happens to my Company Options in the Merger?

A5:

At the Effective Time, each Company Option that is outstanding and unexercised immediately before the Effective Time will be assumed by Parent. Accordingly, as of the Effective Time, such Company Option will convert into an option to acquire Parent Shares (such option, as converted, an “Assumed Parent Option”), which shares are contemplated to be traded on the NASDAQ Capital Market.

Q6:	What are the terms of my Assumed Parent Options?

A6:

The terms of an Assumed Parent Option, including vesting and exercisability, will be the same as the terms that applied, as of immediately before the Effective Time, to the Company Option that converted into such Assumed Parent Option, except that the Assumed Parent Option will (i) cover an adjusted number of Parent Shares, and (ii) have an adjusted exercise price. These adjustments will be made using the Exchange Ratio, as defined in the Merger Agreement (the “Exchange Ratio”).

Q7:	What is the Exchange Ratio?

A7:

The actual Exchange Ratio will be calculated closer to the Closing based on a formula specified in the Merger Agreement that takes into account various factors such as the number of shares of Company Common Stock outstanding at the time of the Closing and the number of shares of Company Common Stock subject to outstanding Awards at the time of the Closing. Subject to certain assumptions, the Exchange Ratio currently is estimated to equal 3.2, which means that if you currently have Company Options to purchase 1,000 shares of Company Common Stock, immediately following the Closing, you would have an Assumed Parent Option to purchase 3,200 Parent Shares.

The Exchange Ratio is intended to provide proportionate adjustments to Awards at the Effective Time to reflect the changes in corporate structure that occur as a result of the Company being acquired by Parent in the Merger and to preserve the benefit intended for you to receive thereunder.

Q8:	How many Parent Shares will my Assumed Parent Options cover?

A8:	The number of Parent Shares subject to each Assumed Parent Option will equal the product of:

(x) the number of shares of Company Common Stock subject to the Company Option converted into the Assumed Parent Option as of immediately before the Effective Time, multiplied by

(y) the Exchange Ratio,

with any resulting fractional share rounded down to the nearest whole number.

Q9:	What is the exercise price per share of each of my Assumed Parent Options?

A9:	The exercise price per share of each Assumed Parent Option will equal the quotient of:

(x) the exercise price per share applicable to the Company Option that into the Assumed Parent Option as of immediately before the Effective Time, divided by

(y) the Exchange Ratio,

with any resulting fractional cent rounded up to the nearest whole cent.

Q10:	Can you provide an example of a Company Option that converts to an Assumed Parent Option?

A10:

Assume solely for hypothetical purposes the following example. You hold a Company Option to purchase 1,000 shares of Company Common Stock at a per share exercise price of $0.1012 and an aggregate exercise price of $101.20. The Company Option remains outstanding and unexercised through the Closing so that at the Effective Time, it is assumed by Parent and converts into an Assumed Parent Option. Further assume that the Exchange Ratio is 3.2.

The 1,000 Shares subject to the Company Option will be adjusted at the Effective Time by multiplying it by the Exchange Ratio of 3.2, with any fractional share rounded down to the nearest whole share, resulting in a total of 3,200 Parent Shares. The per share exercise price also will be adjusted by taking the quotient of $0.1012 divided by the Exchange Ratio of 3.2, with any fractional cent rounded up to the nearest whole cent, resulting in a per share exercise price of $0.04 for the Assumed Parent Option as of the Effective Time, and an aggregate exercise price of $128.00.

This illustrative example reflects several assumptions, including (i) that the price of Parent’s common stock to be used in setting the Exchange Ratio will equal $10.00 per Parent Share and (ii) that the number of outstanding securities of the Company will not change prior to the Closing. These amounts will not be determined until closer to the Closing, and any changes in such amounts would result in a decrease or increase in the Exchange Ratio.

Shares of Company Common Stock

Q11:	What happens in the Merger to shares of Company Common Stock that I hold?

A11:

If you hold shares of Company Common Stock, whether through the exercise of a Company Option or other purchase or issuance, the treatment of those Shares also will be governed by the Merger Agreement. For more information regarding the treatment of those Shares, the Company will be filing with the U.S. Securities and Exchange Commission a registration statement which will be publicly available that will describe the Merger Agreement and the terms of the Merger in greater detail. You should refer to those materials for further information about the Shares that you hold.

Certain U.S. Federal Income Tax and Withholding Consequences

The following discussion is intended only as a summary of the general U.S. income tax laws that apply as of the date of these FAQs to Company Options and the sale of shares acquired through such Awards. However, the specific federal, state and local tax consequences to you will depend on your individual circumstances.

Q12:	My Company Options are incentive stock options. What is the general U.S. tax treatment of these Awards?

A12:

If your Company Option is an incentive stock option, you generally will not recognize income as a result of the grant or exercise of the Company Option (although at exercise, certain taxpayers may experience a taxable adjustment for alternative minimum tax purposes). You will recognize gain at the time of sale or other disposition of shares acquired upon exercise of the option. Any gain generally will be taxed at long-term capital gain rates if you sell the shares that you purchased through the exercise:

•	more than two years after the date the Company granted you the Company Option, and

•	more than one year after the date of exercise of the Company Option.

However, if you sell the shares purchased through the exercise of an incentive stock option within either of the two holding periods described above, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be taxed at ordinary income rates. Any additional gain generally will be taxable as long-term or short-term capital gain, depending on whether you have held the shares for more than one year.

If you sell the shares that you purchased through the exercise of an incentive stock option within either of the above holding periods in a transaction in which you would not recognize a loss (for example, a gift), the excess of the value of the shares on the exercise date over the exercise price will be taxed at ordinary income rates. Any loss that you recognize upon disposition of the shares purchased through the exercise of the Company Option, whether before or after expiration of the two-year and one-year holding periods described above, will be treated as a capital loss. The capital loss will be long-term or short-term depending on whether you have held the shares for more than one year.

Q13:	Will I owe alternative minimum tax as a result of my incentive stock options?

A13:

It depends. Your incentive stock options may affect the determination of your alternative minimum tax. When you exercise the shares subject to an incentive stock option, you will be required to include the amount equal to the fair market value of the shares on the date of exercise over the exercise price as an adjustment item in the determination of your alternative minimum tax. However, if you dispose of the shares that you purchased through the exercise of an incentive stock option in the same calendar year as the date of exercise of the incentive stock option, then no adjustment with respect to those shares is included in the determination of your alternative minimum tax.

Determination of the alternative minimum tax is complex and highly dependent on the taxpayer’s individual situation. As a result, if you hold Company Options that are incentive stock options, you consult your tax adviser before exercising any incentive stock options to better understand and appreciate how the exercise of the Company Option and sale or other disposition of the shares may impact your tax situation.

Q14:	If my Company Options are nonstatutory stock options, what is the general U.S. tax treatment of such Awards?

A14:

If your Company Option is a nonstatutory stock option, you generally will not recognize income as a result of the grant of the Company Option. However, you generally will recognize ordinary income when you exercise the Company Option, to the extent the value on the date of exercise of the shares you receive exceeds the exercise price you pay. For employees, the ordinary income you recognize will be subject to applicable tax withholding at the time of exercise. Any gain (or loss) when you sell the shares generally will be taxable as long-term or short-term capital gain (or loss), depending on whether you have held the shares for more than one year.

Q15:	Will I recognize any income when my Company Options are assumed by Parent and convert to Assumed Parent Options?

A15:	No. If you are a U.S. taxpayer and Parent assumes your Company Options, you generally will not recognize ordinary income at the time of such assumption.

You should consult your own tax adviser as to the specific tax implications to you of the Merger with respect to your Assumed Parent Options, including the applicability and effect of federal, state, local and non-U.S. tax laws. If you are subject to the tax laws of a country other than the U.S., or the tax laws of multiple countries, you should be aware that there may be other tax consequences that may apply to you. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Q16:	Who do I contact if I have additional questions regarding my Company Options?

A16:

If you have additional questions regarding your Company Options or the impact of the Merger on your Company Options, including the current valuation that will apply if you exercise your Company Option before the Closing Date, please contact any one of the following: Dave Jansen (dave.jansen@solidpowerbattery.com), Steve Fuhrman ( steve.fuhrman@solidpowerbattery.com), or James Liebscher (james.liebscher@solidpowerbattery.com).